June 30, 2025

Joanne Wilson
Chief Financial Officer
WPP plc
Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL

       Re: WPP plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-38303
Dear Joanne Wilson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services